                                                                      Exhibit 28

                     [LETTERHEAD OF CHITTENDEN CORPORATION]

--------------------------------------------------------------------------------

For Immediate Release

October 17, 2001                                                           29/01


CHITTENDEN REPORTS EARNINGS AND QUARTERLY DIVIDENDS
---------------------------------------------------
Burlington, VT -- Chittenden Corporation (NYSE:CHZ) Chairman, President and Chief Executive Officer, Paul A. Perrault, today announced third quarter 2001 net income of $0.46 per diluted share, compared to the $0.44 per diluted share earned in the third quarter of 2000. Total net income for the 2001 third quarter was $14.8 million compared to net income of $14.7 million earned in the same period last year. For the first nine months of 2001, earnings were $43.6 million or $1.34 per diluted share, compared to $44.6 million or $1.30 per diluted share earned on an operating basis last year.

Chittenden also announced its quarterly dividend of $0.19 per share. The dividend will be paid on November 16, 2001, to shareholders of record on November 2, 2001. The per share amounts for earnings and dividends reflect the 5-for-4 split of Chittenden stock effective September 14, 2001.

In making the announcement, Perrault said, "Despite the general level of uncertainty in the economy as a whole, our challenge remains what it has been for most of the year. We have worked diligently to maintain our net interest margin in the face of numerous cuts by the Federal Reserve this year and I am pleased that we have been able to outpace our margins from 2000 for both the third quarter and on a year-to-date basis. We are mindful of the effects these economic uncertainties can have on our asset quality and we are ever watchful for signs of deterioration."

On October 5, 2001, Chittenden announced that it had signed a definitive agreement with Ocean National Corporation, whereby Chittenden will acquire Ocean National Corporation, and its subsidiary, Ocean National Bank for $53.25 million in cash. Consummation of the agreement is subject to the approval of Ocean National Corporation shareholders as well as various regulatory agencies. The acquisition is expected to close in the first quarter of 2002 and will be accounted for as a purchase.

In announcing the agreement, Mr. Perrault stated, "This acquisition is another excellent example of Chittenden's strategic objectives in mergers and acquisitions. It strengthens our presence in both the southern Maine and New Hampshire markets. In addition, the combination will broaden the array of financial services that Ocean will be able to offer to its customers."

On April 30, 2001, Chittenden completed its acquisition of Maine Bank & Trust, a commercial bank headquartered in Portland, Maine. The transaction has been accounted for as a purchase and, accordingly, the operations of Maine Bank & Trust (MBT) are included in Chittenden's consolidated financial statements from the date of acquisition.

Chittenden also announced the expansion of its share repurchase program to six million shares from the previously authorized five million. The Board of Directors also extended the period during which the Company may complete these repurchases to December 31, 2003. As of September 30, 2001, approximately 3.8 million shares had been repurchased.

                                     -more-

                     [LETTERHEAD OF CHITTENDEN CORPORATION]

--------------------------------------------------------------------------------

For Immediate Release

Total assets increased from $3.8 billion at September 30, 2000 to $4.0 billion at September 30, 2001. Total loans were flat from a year ago at $2.9 billion as of September 30, 2001. Of these amounts, Maine Bank & Trust contributed total assets of approximately $260 million, and total loans of approximately $175 million. Overall commercial loan balances increased approximately $215 million from a year ago. Approximately $126 million was attributed to the purchase of Maine Bank & Trust. Excluding the effect of MBT, the commercial portfolio at September 30, 2001 was $89 million higher than a year ago, with growth primarily in the commercial category while commercial real estate loans were flat.

Residential real estate loans declined $85 million from a year ago and $35 million from June 30, 2001 due to higher levels of prepayments caused by declining market interest rates. Consumer loans declined $130 million from September 30, 2000. Of that amount, approximately $39 million was due to the sale of the retail credit card portfolio, which occurred in the first quarter of 2001. In addition, paydowns on the automotive finance portfolio, driven by lower market interest rates, outpaced originations.

Total deposits increased approximately $347 million from a year ago, primarily in demand and money market/savings accounts. Much of the increase was due to the acquisition of MBT, which contributed $216 million in deposits at September 30, 2001. However, the existing franchise also grew its deposits by approximately 4% from the level a year ago.

The allowance for possible loan losses was $45.3 million at September 30, 2001, up from $39.9 million a year ago, and from $44.5 million at June 30, 2001. The acquisition of Maine Bank & Trust accounted for $4.3 million of the increase from the September 30, 2000 balance. Nonperforming assets plus loans 90 days past due and still accruing were $18.4 million at September 30, 2001, up $2.0 million from a quarter ago and up $4.0 million from a year ago. The increase from the June 30, 2001 amount was attributed to two commercial lending relationships in Massachusetts. Net charge-off activity totaled $1.3 million for the third quarter of 2001, compared with $1.9 million for the third quarter of 2000, or 0.04% and 0.06%, of average loans for the respective periods. Year-to-date 2001 net charge off activity totaled $5.1 million or 0.17% of average loans, compared with $7.7 million or 0.26% of average loans for 2000.

The net interest margin for the third quarter of 2001 was 4.76%, compared with 4.67% in the same period of 2000, and 4.87% for the second quarter of 2001. The net interest margin for the first nine months of 2001 was 4.79%, compared with 4.72% for the 2000 period. Net interest income was $43.6 million for the third quarter of 2001 and $41.6 million for the third quarter of 2000. For the first nine months of 2001, net interest income was $126.4 million, compared with $125.8 million in 2000. The increase in net interest margin from the third quarter of 2000 was attributed primarily to the acquisition of MBT. The decline from the second quarter of 2001 to the third quarter of 2001 was due primarily to higher levels of deposits and lower yields on short-term investments.

The provision for possible loan losses was approximately $6 million in 2001 compared to $6.5 million in 2000. For the quarter, the provision was $2.0 million in 2001 compared to $2.2 million in 2000. The

                                     -more-

                     [LETTERHEAD OF CHITTENDEN CORPORATION]

--------------------------------------------------------------------------------

For Immediate Release

lower provision in 2001 was due to the sale of the retail credit card portfolio. Net retail credit card charge-offs in 2000 were $1.3 million or approximately $325,000 per quarter.

Noninterest income amounted to $15.9 million for the third quarter of 2001, up from $13.6 million for the third quarter 2000. Gains on sales of loans increased $1.0 million from a year ago to $1.9 million for the third quarter of 2001 due to higher volumes of fixed rate mortgages sold resulting from lower market interest rates. Investment management and trust income increased $900,000 to $4.3 million for the third quarter of 2001, of which $750,000 is due to the inclusion of MBT. Increases in insurance, service charges on deposits, and other income were offset by declines in credit card and mortgage servicing income.

Noninterest income was $48.1 million for the first nine months of 2001 compared to $40.2 million the year before. For the year, gains on sales of loans consisted of $4.5 million from mortgage banking activities, an increase of $2.5 million over 2000, and a $4.3 million gain on the sale of the Company's retail credit card portfolio recorded in the first quarter. Also affecting the increase from 2000 was investment management and trust income, which increased $1.5 million, of which $1.2 million was due to the inclusion of MBT.

Noninterest expenses were $34.7 million for the third quarter of 2001 compared to $30.5 million for the third quarter of 2000. Salaries and employee benefits increased $3.2 million from the third quarter of 2000. Approximately half of this increase was attributable to the inclusion of MBT in the 2001 amounts.
In addition, accruals for incentive compensation were $456,000 higher in 2001 than in 2000. Net occupancy expenses for the third quarter of 2001 were $4.3 million compared with $3.9 million a year ago. The majority of this increase was also due to the inclusion of MBT. Amortization of intangibles also increased due to the MBT acquisition as a result of recording goodwill of approximately $20.4 million in the transaction.

For the first nine months, total noninterest expenses were $101 million in 2001, compared with $93.5 million the year before. Salaries and employee benefits increased $7.2 million from the 2000 level. The inclusion of MBT amounted to $3.1 million of the increase. Also, incentive accruals for the year were $1.9 million higher in 2001 than 2000. In addition, a $1.3 million pension curtailment gain taken in the first quarter of 2000 upon the merger of the Vermont National and Chittenden Bank pension plans reduced expenses for the previous year. Net occupancy and amortization expenses increased $939,000 and $527,000, respectively, for the first nine months primarily as a result of the inclusion of MBT in the 2001 amounts.

During the first quarter of 2000 the Company recorded a pre-tax loss of $833,000 on the sale of the final Vermont National branch required to be divested as a condition of regulatory approval of the VFSC acquisition. After income taxes, the net loss recorded in the first quarter of 2000 as a result of the divestiture was $792,000. Included in the divestiture were $27.1 million in deposits and $3.9 million in loans. The magnitude of the after-tax loss compared to the pre-tax loss is caused by the non-deductibility for income tax purposes of the goodwill allocation. Including the loss on the sale of the branch, and the associated goodwill allocation, net income for the first nine months of 2000 was $43.8 million, or $1.27 per diluted share.

                                     -more-

                     [LETTERHEAD OF CHITTENDEN CORPORATION]

--------------------------------------------------------------------------------

For Immediate Release

The return on average equity was 16.52% for the third quarter of 2001, compared with a ROE of 17.64% in the same quarter of 2000. The return on average assets for the third quarter of 2001 was 1.49%, relatively flat with the ROA of 1.54% for the third quarter of 2000. For the year to date, the average return on equity in 2001 was 16.77%, compared with 17.38% in 2000. The decline in ROE for the quarter and the year to date in 2001 has been a result of higher levels of unrealized gains on the investment portfolio. Unrealized gains (after tax) averaged approximately $7.9 million for the third quarter and $5.4 million for the year to date of 2001 versus average unrealized losses of approximately $6.6 million for the quarter and $8.1 million for the first nine months of 2000. Excluding the unrealized gains (losses) on the investment portfolio; the return on average equity would have been 16.89% for the third quarter 2001 compared with 17.30% for 2000. For the year to date, the average return on equity would have been 17.03% for 2001 compared to 17.81% a year ago.

Kirk W. Walters, Executive Vice President and Chief Financial Officer of Chittenden Corporation, will host a conference call to discuss these earnings results at 10:30 a.m. eastern time on October 18, 2001. Interested parties may access the conference call by calling 877-692-2137 or 973-872-3100 in the New York City area. Participants are asked to call in a few minutes prior to the call in order to register for the event.

Internet access to the call is also available (listen only) by going to the Shareholders' Resource section of the Company's website at https://www.chittenden.com/corp.php. A replay of the call will be available
-----------------------------------
through October 23, 2001, by calling 877-519-4471 or 973-341-3080 in the New York City area (pin number is 2883012) or by going to the chittenden.com website.

The Company may answer one or more questions concerning business and financial developments and trends and other business and financial matters affecting the Company, some of the responses to which may contain information that has not previously been disclosed.

Chittenden is a bank holding company with total assets of $4 billion at September 30, 2001. Its subsidiary banks are Chittenden Bank, The Bank of Western Massachusetts, Flagship Bank and Trust Company, and Maine Bank & Trust Company. Chittenden Bank also operates under the names First Savings of New Hampshire and Mortgage Service Center, and it owns The Pomerleau Agency, and Chittenden Securities, Inc. The Company offers a broad range of financial products and services, including deposit accounts and services; consumer, commercial, and public sector loans; insurance; brokerage; and investment and trust services to individuals, businesses, and the public sector. To find out more about Chittenden and its products, visit our web site at www.chittenden.com. Chittenden Corporation news releases, including earnings announcements, are available via fax by calling 800-758-5804. The six-digit code is 124292.

CHITTENDEN CORPORATION
SELECTED FINANCIAL DATA
(Unaudited)
(In Thousands, except for ratios, shares and per share amounts)

Period End Balance Sheet Data                               9/30/01        6/30/01       12/31/00        9/30/00
-----------------------------                               -------        -------       --------        -------
Cash and Cash Equivalents                               $   278,006    $   228,073    $   178,621    $   135,361

Securities                                                  647,490        571,025        585,281        575,372
FHLB Stock                                                   13,613         13,613         12,311         12,315
Loans Held For Sale                                          33,220         34,327         44,950          6,893

Loans:
  Commercial                                                632,553        632,768        515,926        495,178
  Municipal                                                 108,491         62,535         83,566         94,670
  Real Estate:
    Residential                                             962,420        997,019      1,024,174      1,047,749
    Commercial                                              799,999        785,223        723,339        722,601
    Construction                                             66,053         52,772         57,701         53,742
                                                     -----------------------------------------------------------
      Total Real Estate                                   1,828,472      1,835,014      1,805,214      1,824,092
  Consumer                                                  384,865        405,185        451,392        515,013
                                                     -----------------------------------------------------------

Total Loans                                               2,954,381      2,935,502      2,856,098      2,928,953
  Less:  Allowance for Possible Loan Losses                 (45,261)       (44,541)       (40,255)       (39,945)
                                                     -----------------------------------------------------------
Net Loans                                                 2,909,120      2,890,961      2,815,843      2,889,008

Other Real Estate Owned                                         298            625            513            430
Goodwill                                                     34,203         35,058         15,721         16,234
Other Assets                                                119,341        124,347        116,621        114,492
                                                     -----------------------------------------------------------

Total Assets                                            $ 4,035,291    $ 3,898,029    $ 3,769,861    $ 3,750,105
                                                     ===========================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
  Demand                                                $   575,821    $   567,788    $   530,975    $   511,599
  Money Market and Savings                                2,144,599      2,044,384      1,934,227      1,881,873
  Certificates of Deposit less than $100,000
    and Other Time Deposits                                 634,815        644,701        615,336        612,300
  Certificates of Deposit $100,000 and Over                 206,401        195,832        211,869        208,803
                                                     -----------------------------------------------------------
Total Deposits                                            3,561,636      3,452,705      3,292,407      3,214,575

Short-Term Borrowings                                        45,415         45,422         93,757        162,386
Accrued Expenses and Other Liabilities                       62,792         50,969         41,631         36,262
                                                     -----------------------------------------------------------
Total Liabilities                                         3,669,843      3,549,096      3,427,795      3,413,223

Total Stockholders' Equity                                  365,448        348,933        342,066        336,882
                                                     -----------------------------------------------------------

Total Liabilities and Stockholders' Equity              $ 4,035,291    $ 3,898,029    $ 3,769,861    $ 3,750,105
                                                     ===========================================================

Book Value per Common Share                             $     11.41    $     10.88    $     10.49    $     10.22
Common Shares Outstanding                                32,025,220     32,061,910     32,621,355     32,971,239

Credit Quality Data
-------------------
     Nonperforming Assets (including OREO)              $    14,958    $    13,314    $    11,889    $    10,212
     90 days past due and still accruing                      3,400          3,082          4,595          4,133
                                                     -----------------------------------------------------------
     Total                                              $    18,358    $    16,396    $    16,484    $    14,345
     Nonperforming Assets to Loans Plus OREO                   0.50%          0.45%          0.42%          0.35%
     Allowance to Loans                                        1.53%          1.52%          1.41%          1.36%
     Allowance to Nonperforming Loans (excluding OREO)       315.14%        351.02%        353.86%        408.39%


QTD Average Balance Sheet Data
------------------------------
     Loans, Net                                         $ 2,951,718    $ 2,891,964    $ 2,879,986    $ 2,904,900
     Earning Assets                                       3,700,113      3,567,430      3,543,882      3,578,436
     Total Assets                                         3,937,682      3,796,249      3,751,586      3,804,885
     Deposits                                             3,482,122      3,341,300      3,256,504      3,212,766
     Stockholders' Equity                                   355,764        345,566        338,316        332,601

CHITTENDEN CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In Thousands, except for ratios, shares and per share amounts)

                                                           For the Three Months        For the Nine Months
                                                            Ended September 30,        Ended September 30,
                                                           2001            2000           2001          2000
                                                           ----            ----           ----          ----
Interest Income:
 Interest on Loans                                  $    56,507     $    62,962    $   172,570   $   184,346
 Interest on Investments                                 10,313          10,240         30,274        31,442
                                                ------------------------------------------------------------
Total Interest Income                                    66,820          73,202        202,844       215,788
                                                ------------------------------------------------------------

Interest Expense:
  Deposits                                               22,548          27,792         73,948        78,447
  Short-term Borrowings                                     694           3,797          2,459        11,554
                                                ------------------------------------------------------------
Total Interest Expense                                   23,242          31,589         76,407        90,001

Net Interest Income                                      43,578          41,613        126,437       125,787
Provision for Possible Loan Losses                        2,025           2,175          6,016         6,525
                                                ------------------------------------------------------------

Net Interest Income after Provision
    for Possible Loan Losses                             41,553          39,438        120,421       119,262
                                                ------------------------------------------------------------

Noninterest Income:
  Investment Management and Trust Income                  4,334           3,482         11,559        10,100
  Service Charges on Deposit Accounts                     3,570           3,335         10,624        10,390
  Mortgage Servicing Income                                 893           1,029          2,815         3,086
  Gains on Sales of Loans, Net                            1,916             903          8,800         2,023
  Credit Card Income, Net                                   927           1,440          3,041         3,985
  Insurance Commissions, Net                                966             774          2,694         2,243
  Other                                                   3,328           2,617          8,558         8,363
                                                ------------------------------------------------------------
Total Noninterest Income                                 15,934          13,580         48,091        40,190
                                                ------------------------------------------------------------

Noninterest Expense:
  Salaries and Employee Benefits                         19,447          16,259         55,683        48,512
  Net Occupancy Expense                                   4,308           3,862         13,303        12,364
  Other Real Estate Owned, Net                               21              54             68           (19)
  Amortization of Intangibles                               855             521          2,108         1,581
  Special Charges                                             -               -              -           833
  Other                                                  10,115           9,782         29,872        30,243
                                                ------------------------------------------------------------
Total Noninterest Expense                                34,746          30,478        101,034        93,514
                                                ------------------------------------------------------------

Income Before Income Taxes                               22,741          22,540         67,478        65,938
Income Tax Expense                                        7,930           7,792         23,829        22,128
                                                ------------------------------------------------------------

Net Income                                          $    14,811     $    14,748    $    43,649   $    43,810
                                                ============================================================

Weighted Average Common Shares Outstanding           32,047,482      33,151,103     32,205,456    34,086,724
Weighted Average Common and
   Common Equivalent Shares Outstanding              32,442,906      33,456,271     32,576,768    34,458,498

Earnings Per Share, Basic                           $      0.46     $      0.44    $      1.36   $      1.29
Earnings Per Share, Diluted                                0.46            0.44           1.34          1.27
Dividends Per Share                                        0.19            0.19           0.57          0.56

Operating Net Income                                $    14,811     $    14,748    $    43,649   $    44,602
Operating Earnings Per Share, Basic                        0.46            0.44           1.36          1.31
Operating Earnings Per Share, Diluted                      0.46            0.44           1.34          1.30

Return on Average Equity (1)                              16.52%          17.64%         16.77%        17.38%
Return on Average Assets (1)                               1.49%           1.54%          1.54%         1.55%
Net Yield on Earning Assets                                4.76%           4.67%          4.79%         4.72%

(1) Returns on Average Equity and Assets are on an operating basis in 2000.

CHITTENDEN CORPORATION
Consolidated Statements of Income (Unaudited)
($ in thousands)

                                                                QTR           QTR           QTR             QTR            QTR
                                                              09/30/00      12/31/00       03/31/01        06/30/01       09/30/01
Interest Income:
 Interest on Loans                                             $62,962       $62,337        $58,108         $57,955        $56,507
 Interest on Investments                                        10,240         9,976         10,031           9,931         10,313
                                                              --------------------------------------------------------------------
Total Interest Income                                           73,202        72,313         68,139          67,886         66,820

Interest Expense:
  Deposits                                                      27,792        28,939         26,970          24,430         22,548
  Short-term Borrowings                                          3,797         2,090            993             772            694
                                                              --------------------------------------------------------------------
Total Interest Expense                                          31,589        31,029         27,963          25,202         23,242

Net Interest Income                                             41,613        41,284         40,176          42,684         43,578
Provision for Possible Loan Losses                               2,175         2,175          1,950           2,041          2,025
                                                              --------------------------------------------------------------------

Net Interest Income after Provision
    for Possible Loan Losses                                    39,438        39,109         38,226          40,643         41,553
                                                              --------------------------------------------------------------------

Noninterest Income:
  Investment Management and Trust Income                         3,482         3,467          3,376           3,849          4,334
  Service Charges on Deposit Accounts                            3,335         3,485          3,349           3,705          3,570
  Mortgage Servicing Income                                      1,029           992            978             944            893
  Gains on Sales of Loans, Net                                     903           833          4,940           1,945          1,916
  Credit Card Income, Net                                        1,440         1,364          1,000           1,114            927
  Insurance Commissions, Net                                       774           651            894             834            966
  Other                                                          2,617         2,166          2,429           2,799          3,328
                                                              --------------------------------------------------------------------
Total Noninterest Income                                        13,580        12,958         16,966          15,190         15,934

Noninterest Expense:
  Salaries and Employee Benefits                                16,259        16,059         17,785          18,452         19,447
  Net Occupancy Expense                                          3,862         3,849          4,735           4,260          4,308
  Other Real Estate Owned, Expense, Net                             54            67             39               8             21
  Amortization of Intangibles                                      521           520            512             741            855
  Other                                                          9,782        10,790          9,644          10,111         10,115
                                                              --------------------------------------------------------------------
Total Noninterest Expense                                       30,478        31,285         32,715          33,572         34,746

Income Before Income Taxes                                      22,540        20,782         22,477          22,261         22,741
Income Tax Expense                                               7,792         5,905          7,965           7,935          7,930
                                                              --------------------------------------------------------------------
Net Income                                                     $14,748       $14,877        $14,512         $14,326        $14,811
                                                              ====================================================================

CHITTENDEN CORPORATION
CONSOLIDATED BALANCE SHEETS (Unaudited)
($ in thousands)

                                                   09/30/00         12/31/00           03/31/01         06/30/01         09/30/01
                                                   --------         --------           --------         --------         --------
ASSETS

Cash and Cash Equivalents                        $  135,361       $  178,621         $  192,047       $  228,073       $  278,006
Securities Available For Sale                       587,687          597,592            559,918          584,638          661,103
Loans Held For Sale                                   6,893           44,950             25,422           34,327           33,220

Loans:
  Commercial                                        495,178          515,926            535,518          632,768          632,553
  Municipal                                          94,670           83,566             93,848           62,535          108,491

  Real Estate:
    Residential                                   1,047,749        1,024,174            987,142          997,019          962,420
    Commercial                                      722,601          723,339            703,336          785,223          799,999
    Construction                                     53,742           57,701             52,814           52,772           66,053
                                                -----------------------------------------------------------------------------------
    Total Real Estate                             1,824,092        1,805,214          1,743,292        1,835,014        1,828,472
  Consumer                                          515,013          451,392            429,588          405,185          384,865
                                                -----------------------------------------------------------------------------------
Total Loans                                       2,928,953        2,856,098          2,802,246        2,935,502        2,954,381
  Less:  Allowance for Possible Loan Losses         (39,945)         (40,255)           (39,546)         (44,541)         (45,261)
                                                -----------------------------------------------------------------------------------
Net Loans                                         2,889,008        2,815,843          2,762,700        2,890,961        2,909,120

Other Real Estate Owned                                 430              513                328              625              298
Other Assets                                        114,492          116,621            117,072          124,347          119,341
Goodwill                                             16,234           15,721             15,210           35,058           35,203
                                                -----------------------------------------------------------------------------------
Total Assets                                     $3,750,105       $3,769,861         $3,672,697       $3,898,029       $4,035,291
                                                ===================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Deposits:
  Demand                                          $  511,599       $  530,975     $   481,119     $  567,788      $  575,821
  Savings                                          1,881,873        1,934,227       1,902,051      2,044,384       2,144,599
  Time Deposits less than $100,000                   612,300          615,336         617,988        644,701         634,815
  Time Deposits $100,000 and over                    208,803          211,869         222,097        195,832         206,401
                                                  --------------------------------------------------------------------------
Total Deposits                                     3,214,575        3,292,407       3,223,255      3,452,705       3,561,636

Short-Term Borrowings                                162,386           93,757          45,425         45,422          45,415
Accrued Expenses and Other Liabilities                36,262           41,631          58,641         50,969          62,792
                                                  --------------------------------------------------------------------------
Total Liabilities                                  3,413,223        3,427,795       3,327,321      3,549,096       3,669,843

Total Stockholders' Equity                           336,882          342,066         345,376        348,933         365,448
                                                  --------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity        $3,750,105       $3,769,861      $3,672,697     $3,898,029      $4,035,291
                                                  ==========================================================================

CHITTENDEN CORPORATION
Selected Financial Data (Unaudited) *                         QTD            QTD             QTD            QTD            QTD
($ in thousands, except share and per share data)           9/30/00       12/31/00         3/31/01        6/30/01        9/30/01
                                                         -------------------------------------------------------------------------
Book Value per Common Share                               $     10.22    $     10.49     $     10.73    $     10.88    $     11.41
Tangible Book Value Per Share                                    9.73          10.00           10.26           9.79          10.34
Common Shares Outstanding                                  32,971,239     32,621,355      32,178,013     32,061,910     32,025,220


CREDIT QUALITY
--------------
Nonperforming assets                                      $    10,212    $    11,889     $    11,888    $    13,314    $    14,958
90 Days past due and still accruing                             4,133          4,595           4,318          3,082          3,400
                                                         -------------------------------------------------------------------------
Total Nonperforming assets plus 90 days                   $    14,345    $    16,484     $    16,206    $    16,396    $    18,358
Nonperforming assets to loans plus OREO                          0.35%          0.42%           0.42%          0.45%          0.50%
Allowance to Loans                                               1.36%          1.41%           1.41%          1.52%          1.53%
Allowance to Nonperforming (excluding OREO)                    408.39%        353.86%         342.09%        351.02%        315.14%

QTR Average Balance Sheet
-------------------------
Loans, Net                                                $ 2,904,900    $ 2,879,986     $ 2,791,707    $ 2,891,964    $ 2,951,718
Earning Assets                                              3,578,436      3,543,882       3,453,851      3,567,430      3,700,113
Total Assets                                                3,804,885      3,751,586       3,658,274      3,796,249      3,937,682
Deposits                                                    3,212,766      3,256,504       3,193,635      3,341,300      3,482,122
Stockholders' Equity                                          332,601        338,316         343,077        345,566        355,764

Earnings Per Share, Basic                                        0.44           0.45            0.45           0.45           0.46
Earnings Per Share, Diluted                                      0.44           0.45            0.44           0.44           0.46
Dividends Per Share                                              0.19           0.19            0.19           0.19           0.19

Weighted Average Common Shares Outstanding                 33,151,103     32,789,048      32,448,558     32,123,233     32,047,482
Weighted Average Common and Common
     Equivalent Shares Outstanding                         33,456,271     33,041,273      32,795,994     32,490,203     32,442,906

Return on Average Equity                                        17.64%         17.49%          17.15%         16.63%         16.52%
Return on Average Assets                                         1.54%          1.58%           1.61%          1.51%          1.49%
Net Yield on Earning Assets                                      4.67%          4.70%           4.78%          4.87%          4.76%